Exhibit 99.2
REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF MANAGEMENT AND SHAREHOLDER OF MOBIFON HOLDINGS B.V.

We have audited the accompanying consolidated balance sheets of MobiFon Holdings B.V., as at December 31, 2004 and 2003 and the related consolidated statements of income and comprehensive income, cash flows and shareholder's deficiency for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of MobiFon Holdings B. V.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the MobiFon Holdings B.V., as of December 31, 2004 and 2003 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States.

/s/ERNST & YOUNG LLP

Montréal, Canada
February 22, 2005 [except for Note 16 as
to which the date is March 15, 2005]

MOBIFON HOLDINGS B.V.

CONSOLIDATED BALANCE SHEETS
As at December 31,
[In thousands of U.S. dollars]
	2004	2003
	$	$
ASSETS [Note 7]
Current assets
Cash and cash equivalents	112,842	109,989
Short-term investments - Restricted [Note 7]	27,844	28,125
Trade debtors [Note 9]	66,536	52,158
Inventories	7,482	6,836
Prepaid expenses	7,123	6,945
Deferred income tax asset [Note 10]	659	1,060
Advanced to parent company [Note 13]	10,696	5,196
Other current assets	2,820	1,114
Total current assets	236,002	211,423
Property, plant and equipment [Note 5]	446,321	450,629
Licenses [Note 5]	46,586	53,311
Subscribers	38,121	—
Goodwill [Notes 2 and 4]	545,094	43,142
Deferred financing and other costs	15,253	17,775
Deferred income tax asset [Note 10]	9,429	—
Total assets	1,336,806	776,280
LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current liabilities
Accounts payable - Trade	23,651	23,843
Accounts payable - TIW Group [Note 13]	1,047	200
Income and value added taxes payable	39,139	21,053
Accrued interest payable	15,287	18,489
Accrued dealers' commissions	15,902	8,438
Other accrued liabilities	27,060	14,451
Deferred revenues	20,223	13,329
Current portion of long-term debt [Note 7]	45,000	42,700
Distribution payable to minority interests [Note 4]	3,198	—
Total current liabilities	190,507	142,503
Deferred income tax liability [Note 10]	14,151	2,660
Long-term debt [Note 7]	448,389	490,057
Derivative financial instruments and other non-current liabilities [Note 15]	6,042	2,609
Due to parent and affiliated companies [Notes 4 and 13]	446,740	—
Subordinated loan from parent company [Notes 1 and 13]	452,571	449,105
Minority interests	56,471	107,534
Total liabilities	1,614,871	1,194,468

Shareholders' deficiency
Share capital [Note 8]
18,000 common shares]	16	16
Retained earnings	77,679	64,807
Difference between counterpart given and carrying value of capital transactions
with parent company [Note 4]	(355,783)	(481,929)
Accumulated other comprehensive income (loss)
Accumulated changes in fair value of interest rate swaps [Note 15]	23	(1,082)
Total shareholder's deficiency	(278,065)	(418,188)
Total liabilities and shareholder's deficiency	1,336,806	776,280
Commitments and contingencies [Note 14]
Subsequent events [Note 17]
See accompanying Notes
On behalf of the Board: Director Director

MOBIFON HOLDINGS B.V.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

Years ended December 31,
[In thousands of U.S. dollars]
	2004	2003	2002
	$	$	$

Revenues
Services	686,283	529,520	425,567
Equipment	37,212	28,531	21,215
	723,495	558,051	446,782
Costs
Cost of services, excludes related depreciation and amortization
of $113,925 [2003 - $110,458; 2002 - $86,920]	146,755	104,714	81,462
Cost of equipment	69,060	53,301	39,160
Selling, general and administrative expenses [Notes 9 and 13]	163,163	118,906	94,613
Depreciation and amortization [Note 9]	118,904	110,458	86,920
Operating income	225,613	170,672	144,627
Interest expense - Third party [Note 9]	(48,964)	(38,772)	(25,912)
Interest expense - Related party [Note 9]	(81,276)	(53,801)	(35,194)
Interest and other income	2,391	1,452	1,464
Income tax benefits sold to the parent company [Note 10]	27,792	16,987	—
Foreign exchange gain (loss)	(312)	2,747	(2,008)
Loss related to extinguishment of debt [Note 7]	—	—	(10,100)
Gain on disposal of investment [Note 4]	—	19,821	—
Income before income taxes and minority interests	125,244	119,106	72,877
Income taxes [Note 10]	63,147	49,910	32,272
Income before minority interests	62,097	69,196	40,605
Minority interests	(49,225)	(42,155)	(28,131)
Net income	12,872	27,041	12,474
Change in fair value of interest rate swaps, net of tax of $699 [2003
- $189; 2002 - NIL.] and of minority interests of $661 [2003 -
$246; 2002 - $230] [Note 15]	1,105	644	45
Comprehensive income	13,977	27,685	12,519

See accompanying notes

MOBIFON HOLDINGS B.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,
[In thousands of U.S. dollars]

	2004	2003	2002
	$	$	$

OPERATING ACTIVITIES
Net income	12,872	27,041	12,474
Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization	118,904	110,458	86,920
Accreted interest on long-term debt	—	—	1,984
Accreted interest on subordinated loans from parent company	81,276	53,801	35,194
Income tax benefits sold to the parent company [Note 10]	(27,792)	(16,987)	—
Minority interests	49,225	42,155	28,131
Gain on disposal of investment [Note 4]	—	(19,821)	—
Amortization/write-off of deferred financing costs	3,031	1,135	7,441
Other non-cash items	393	943	3,450
Changes in operating assets and liabilities [Note 11]	16,901	21,033	(19,506)
Cash provided by operating activities	254,024	219,758	156,088

INVESTING ACTIVITIES
Acquisitions of property, plant and equipment	(135,822)	(107,707)	(100,337)
Proceeds from the sale of subsidiary's shares [Note 4]	—	41,500	—
Increase of ownership in subsidiaries [Note 4]	(10,926)	—	—
Cash used in investing activities	(146,748)	(66,207)	(100,337)

FINANCING ACTIVITIES
Repayment of parent company indebtedness [Note 13]	(32,616)	(255,818)	(42,084)
Subsidiary distributions paid to minority interests [Note 4]	(39,838)	(54,105)	(10,798)
Proceeds from issue of long-term debt	—	264,794	255,000
Repayment of long-term debt	(32,250)	—	(250,498)
Deferred financing costs	—	(9,847)	(8,646)
Releases of (additions to) short-term investments-restricted [Note 7]	281	(28,125)	—
Cash used in financing activities	(104,423)	(83,101)	(57,026)
Net change in cash and cash equivalents	2,853	70,450	(1,275)
Cash and cash equivalents, beginning of period	109,989	39,539	40,814
Cash and cash equivalents, end of period	112,842	109,989	39,539

See accompanying notes

MOBIFON HOLDINGS B.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY) [NOTE 1]

			Difference between
			counterpart given		Accumulated	Total
			and carrying value of	Retained	Other	Shareholders'
	Invested	Share	capital transactions	Earnings	Comprehensive	Equity
	Capital	Capital	with parent company	(Deficit)	Income (Loss)	(Deficiency)
			[in thousands of U.S. dollars]

Balance as at
December 31, 2001	193,086	—	—	25,292	(1,771)	216,607
Issuance of common
shares	—	16	—	—	—	16
Combination under
common control	(193,086)	—	(481,929)	—	—	(675,015)
Comprehensive income	—	—	—	12,474	45	12,519
Balance as at
December 31, 2002	—	16	(481,929)	37,766	(1,726)	(445,873)
Issuance of common
shares	—	—	—	27,041	644	27,685
Comprehensive income
Balance as at
December 31, 2003	—	16	(481,929)	64,807	(1,082)	(418,188)
Effect of push-down
accounting [Note 4]	—	—	126,146	—	—	126,146
Comprehensive income	—			12,872	1,105	13,977
Balance as at
December 31, 2004	—	16	(355,783)	77,679	23	(278,065)

MOBIFON HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Description of Business

MobiFon Holdings B.V. ["the Company"], develops and operates a wireless telecommunications network in Romania through its operating subsidiary MobiFon S.A. ["MobiFon"] which was established November 26, 1996. The Company is a wholly owned subsidiary of ClearWave N.V. As at December 31, 2004, Telesystem International Wireless Inc. ["TIW"], together with its wholly owned subsidiary, Telesystem International Wireless Corporation N.V. ["TIWC"], had an 100% [2003 - 86.8%] equity interest and a 100% [2003 - 95.3%] voting interest in ClearWave N.V. As at December 31, 2004 the Company owned 79% [2003 - 57.7%] of the equity and voting rights of MobiFon [see Note 4].

The Company expects to have future capital requirements, particularly in relation to the expansion and the addition of capacity to its cellular networks, for the payment for its UMTS licenses and buildout of related UMTS networks and for the servicing of its debt. The Company intends to finance such future capital requirements mainly from cash and cash equivalents and short-term investments on hand and cash flow from operating activities.

The Company's future performance may be affected by factors such as political changes including government actions relating to its licenses and local taxes, changes in technology, competition, inflation and foreign exchange fluctuations.

Basis of Presentation

The Company was incorporated on March 15, 2002 under the laws of The Netherlands. On that date, the Company issued 18,000 shares of its common stock to ClearWave N.V., its parent company, for a consideration of €18,000. Pursuant to a Share Sale-Purchase Agreement dated March 28, 2002 with ClearWave N.V., the Company incurred a $675 million demand loan payable in exchange for ClearWave N.V.'s then 63.5% equity interest in MobiFon. This related party transaction has been recorded at the carrying value of ClearWave N.V. This combination of entities under common control is accounted for in a manner similar to a pooling-of-interests. Accordingly, these consolidated financial statements reflect the results of operations and changes in cash flows as if the Company had always carried on the business in Romania. All contributions made from inception to MobiFon's capital stock including costs and expenses incurred in connection with the Company's initial investment in MobiFon and acquisitions/dispositions of MobiFon's equity interest from/to third parties up to March 28, 2002, were accounted for as invested capital within shareholder's equity. On that date, the invested capital account was eliminated by the transaction described above and the excess of the nominal value of the loan over the invested capital was accounted for in a separate account as a reduction of shareholder's equity. The basis of funding and consequent interest charges and financing cash flows are not representative of those that would have existed in the Company as a stand-alone entity because the Company's access to capital and cost of capital as a standalone entity would have been different than that of TIW and TIWC for periods prior to September 1999, the date of incorporation of ClearWave N.V., and to that of ClearWave N.V., for subsequent periods. In connection with the initial subscription of MobiFon, TIWC has made advances to certain minority shareholders which have since been repaid and which are not reflected in these financial statements. The commitment of TIW and ClearWave N.V., relating to put options granted to certain minority interests in MobiFon has not been transferred to the Company.

The consolidated financial statements for the period from inception to March 28, 2002 do not include an allocation of TIW and ClearWave N.V.'s central management costs other than those directly incurred in connection with its initial investment in MobiFon and those that have been charged to MobiFon based on the level of services rendered [see Note 13]. The Company believes that such basis of allocation is reasonable and that the allocated amount, together with costs incurred directly by the Company's operations, is representative of the costs that would have been incurred by the Company's operation on a stand-alone basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ["U.S. GAAP"] and the related rules and regulations adopted by the United States Securities and Exchange Commission.

MOBIFON HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

The summary of significant accounting policies is as follows:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary, MobiFon. The effect of the decrease in the Company's equity interest as a result of the shares issued by MobiFon to minority interests is reported as dilution gains or losses in the Company's consolidated statements of income.

Cash Equivalents

Cash equivalents consist of term deposits and highly liquid debt instruments purchased with a maturity of three months or less, and are considered to be cash equivalents for cash flow reporting purposes.

Short-term investments

Short-term investments are accounted for at the lower of amortized cost and market value.

Allowance for Doubtful Accounts

The Company establishes an allowance for doubtful accounts receivable sufficient to cover probable and reasonably estimated losses. The Company bases its estimates on the aging of the accounts receivable balances and historical write-off experience, net of recoveries. If collections are lower or more customers elect to terminate their service than expected, actual write-offs may be different from expected.

Inventories

Inventories consist principally of handsets and accessories held for resale and are stated at the lower of cost, determined on a weighted average cost basis, and net realizable value.

Property, Plant and Equipment, Licenses and Subscribers

Property, plant and equipment, licenses and subscribers acquired through business combinations are recorded at cost and are amortized over their estimated useful lives using the straight-line method over the following periods:

Network equipment and infrastructure	5 to 10 years
Buildings	20 years
Computer equipment and software	3 to 5 years
Other equipment	3 to 5 years
Licenses	15 years
Leasehold improvements	terms of the leases
Subscribers	4 years

When events or changes in circumstances indicate the carrying amount of a long-lived asset or group of assets held for use, may not be recoverable, an impairment loss is recognized when the carrying amount of those assets exceeds the sum of the undiscounted future cash flows related to them. The impairment loss is included in the statement of operations and the carrying value of the asset or group of assets is reduced to its fair value as determined by the sum of the discounted future cash flows related to those assets.

MOBIFON HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Goodwill

Goodwill represents the excess of the cost of business acquisitions over the fair value of the identifiable net assets acquired. Goodwill is tested for impairment annually or more often if events or changes in circumstances indicate that it might be impaired. The impairment test consists of a comparison of the fair value of the reporting unit to which goodwill is assigned with its carrying amount. When the carrying amount of a reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill is compared with its carrying amount to measure the impairment loss, if any. In such case, the implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination. Any impairment loss in the carrying amount compared with the fair value is charged to income in the year in which the loss is recognized.

Financing Costs

Share issue costs are recorded as a reduction of the related share capital. Debt issue costs are deferred and are amortized over the term of the debt to which they relate using the effective interest rate method.

Income Taxes

The Company follows the liability method in accounting for income taxes. Deferred tax balances reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Valuation allowances are established when it is more likely than not deferred tax assets will not be realized. The Company does not calculate deferred taxes for differences that result from functional currency re-measurement.

Foreign Currency Translation

Transactions arising in currencies other than U.S. dollars are translated into U.S. dollars at the exchange rate at the transaction dates. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated at the year-end rates of exchange. The resulting translation gains or losses are recognized in the consolidated statements of income.

Romania had a highly inflationary economy until June 30, 2003 and accordingly, the financial statements of MobiFon for periods prior to June 30, 2003 were re-measured using the U.S. dollar as the functional currency. U.S. dollar transactions are shown at their historical value. Monetary assets and liabilities denominated in local currencies are translated into U.S. dollars at the prevailing year-end exchange rate. All other assets and liabilities are translated at historical exchange rates. Results of operations have been translated using the monthly average exchange rates. Translation differences resulting from the use of these different rates are charged to income.

As of June 30, 2003, the cumulative inflation in Romania for the last three years was below 100% and consequently, Romania ceased to be defined for accounting purposes as a highly inflationary economy. An assessment as to which currency is MobiFon's functional currency was made based on the collective economic factors of the environment in which it operates and the U.S. dollar has been determined to continue to be its functional currency.

Revenue Recognition

Revenues from airtime and roaming, including those billed in advance, are recognized when services are provided or when contracts expire in cases where services have not been used. Revenues from handsets and related equipment are recognized upon shipment except for those included in a bundled package with airtime, which are deferred and amortized over the term of the contract. When handsets, related equipment and access to network are bundled with airtime, the Company considers this revenue arrangement a revenue arrangement with multiple deliverables. Accordingly, the arrangement consideration is allocated among the separate units of accounting based on their relative fair values. When prepaid cards are sold to dealers, the revenue from the airtime is measured at the amount paid by the subscriber and is recorded when services are provided. Commissions to dealers are classified within selling, general and administrative expenses.

MOBIFON HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Loyalty Programs

Qualified post-paid customers are awarded points, based on their total bill, which can be redeemed for handsets or for services. The Company records an expense for the ultimate expected incremental cost of the redemption of such awards with the exception of that portion of such awards which is expected to be used to purchase handsets in conjunction with the signing of a 12 month contract. The cost of points expected to be redeemed in this manner has been deferred until such time as the handset sale and related redemption takes place. The ultimate points to be redeemed and the expected manner of redemption are estimated based on many factors, including the average percentage of customers who remain with the Company for more than one year and redemption patterns to date. The balance sheet liability for unredeemed points may be adjusted over time, based on actual redemption and the cost experience with respect to such redemptions.

Subscriber Acquisition Costs

The excess of the cost of handsets to the Company over the amount recovered from sales to subscribers is recognized in earnings upon the sale of the handsets and is recorded in cost of equipment.

Advertising Costs

Advertising costs are expensed as incurred.

Derivative Financial Instruments

Derivative financial instruments are presented at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portion of the change in the fair value of the derivative is presented net of tax and minority interests, in other comprehensive income and is recognized in the income statement when the hedged item affects earnings. The ineffective portion of the change in the fair value of cash flow hedges is recognized in earnings. All of the Company's derivatives that are designated as hedges at December 31, 2004 and 2003 are designated as cash flow hedges.

3. CHANGE IN ACCOUNTING POLICIES

Asset retirement obligations

Effective January 1, 2003, the U.S. Financial Accounting Standards Board issued Statement No. 143, Accounting for Asset Retirement Obligations. The standard provides guidance for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. The asset retirement cost is capitalized as part of the related asset and is amortized into earnings over time. Over time, the corresponding liability is increased each period to reflect an accretion element considered in its initial measurement at fair value and reduced as related payments are made.

Under its site leases, the Company is generally committed to returning each site to its original state. In 2003, the Company determined its obligation for asset retirement in accordance with SFAS 143 not to be significant. In order to calculate a provision for asset retirement obligations, the Company used the following significant assumptions: the Company expects that most of its lease sites will be renewed at their expiry consistent with its history of lease renewals; the Company expects that approximately 1% of its sites per year will have to be changed based on operational needs or vocation changes and as a result, the Company will have to return these sites to their original state; remediation costs that are indicative of what third party vendors would charge the Company to remediate the sites; and credit adjusted risk-free rates that approximate the Company's incremental borrowing rates. On a periodic basis management reassess its obligations for asset retirement and, as at December 31, 2004, determined that its recorded asset retirement obligation remained not significant. The Company accounts for changes in its estimated asset retirement obligations from January 1, 2003, the date on which we applied SFAS 143, on a prospective basis. The Company will continue to evaluate on a periodic basis whether the estimated asset retirement obligations and related financial statement amounts continue to be reasonably stated.

MOBIFON HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

4. INVESTMENTS AND DIVESTITURES

During 2002, as a result of dividends declared and paid by MobiFon, $10.1 million was paid to minority interests. In October 2002, the shareholders of MobiFon approved distributions of up to $38.8 million by means of a share repurchase. Shareholders had the opportunity to tender their shares up to June 30, 2003 in order to realize their pro-rata share of this distribution. Distributions of $25.4 million were made in the last quarter of 2002 of which $24.6 million was paid to the Company. During 2003, the remaining shareholders tendered their shares; and $13.4 million relating to such tender was distributed.

In March 2003, the Company sold a 5.9% equity interest in MobiFon, for aggregate cash consideration of $42.5 million. After deducting costs of $1.0 million, a $19.8 million gain was recorded on this transaction, minority interests was increased by $15.8 million and goodwill and licenses were reduced by $4.4 and $1.5 million, respectively.

In April 2003, MobiFon declared and paid a dividend of Lei 1,974 trillion ($59.1 million) of which $25.6 million was paid to minority shareholders and in July 2003, the shareholders of MobiFon approved distributions of Lei 1,188 trillion ($35.7 million); this was distributed on October 22, 2003 of which $15.1 million was paid to minority shareholders.

On March 17, 2004, the Company reacquired, from a minority shareholder, the 5.9% of MobiFon sold in 2003 in exchange for the issuance by TIW of 13 million of its common shares. Pursuant to the terms of the sale, the selling shareholder had the right to receive 5.9% of the dividends to be paid in 2004 by MobiFon up to an aggregate maximum of $5.2 million, all of which was paid as of December 31, 2004. As a result of this transaction, the Company's equity interest in MobiFon increased from 57.7% to 63.5%. The aggregate purchase price for the MobiFon interest acquired was $143.9 million including fees paid by TIW, $1.5 million of which was paid to an affiliate of the employer of one of TIW's Board members. In consideration for the payment by TIW for the MobiFon shares on behalf of the Company, the Company issued subordinated debt amounting to $138.7 million and bearing interest at 10% per annum to TIW which was assigned to ClearWave. The subordinated debt is payable on demand and no later than December 31, 2013 but is subject to the terms of the senior notes indenture; the Company also has the option for early repayment.

On March 25, 2004, the shareholders of MobiFon approved dividends amounting to Lei 4.6 trillion ($138.0 million). The dividends do not become payable to shareholders until conditions for shareholder distributions are met under MobiFon's senior loan agreements. In April, July and October 2004, an aggregate of $39.8 million of such dividends were distributed to minority interests. As at December 31, 2004, the amount payable to minority interests based on the conditions of such loan agreements, was $3.2 million and is included with current liabilities.

On September 15, 2004, the Company acquired 15.46% of MobiFon from certain minority shareholders for a combination of cash and TIW's common shares. Under the terms of the agreement, the Company acquired 25.2 million shares of MobiFon in exchange for the issuance by TIW of 28.4 million common shares and an additional 4.2 million shares of MobiFon for $36.6 million in cash paid by TIW. Pursuant to the terms of the sale, the selling shareholders had the right to receive up to Lei 260.2 billion ($7.9 million) of the dividends declared in March 2004 but unpaid as of September 15, 2004 of which $5.7 million was paid in October 2004 and the remaining unpaid amount is included with accrued liabilities as of December 31, 2004. As a result, the Company increased its ultimate equity interest in MobiFon from 63.5% to 79.0%. In consideration for the payment by TIW for the MobiFon shares on behalf of the Company, the Company issued subordinated debt amounting to $290.6 million and bearing interest at 10% per annum to TIW, which was assigned to ClearWave. The subordinated debt is payable on demand and no later than December 31, 2013 but is subject to the terms of the senior notes indenture; the Company also has the option for early repayment. The aggregate purchase price amounted to $298.5 million. The Company's existing interest in MobiFon, prior to this and to the March 17, 2004 acquisition, was reflected in its consolidated financial statements on a consolidated basis. One of the significant shareholders of TIW had an ultimate equity interest of 28.2% in one of the selling shareholders from whom we acquired 14.4% of MobiFon.

MOBIFON HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

4. INVESTMENTS AND DIVESTITURES (CONT'D)

Under the rules and regulations adopted by the United States Securities and Exchange Commission, purchase transactions that result in an entity becoming a substantially wholly owned subsidiary establish a new basis of accounting for the entity purchased and its assets and liabilities. As a result of TIW's acquisition of 13.1% of the Company's parent company, ClearWave, during the period, the Company must record in its consolidated financial statements the amounts of any goodwill and other net fair value adjustments, relating to the Company as were recorded on the consolidated financial statements of TIW and ClearWave. As this acquisition was financed principally by TIW by issuing its own shares from treasury, the corresponding adjustment for the goodwill and other net fair value adjustments recorded of $126.1 million was an increase to invested capital thereby reducing the difference between counterpart given and carrying value of capital transactions with parent company from $481.9 million to $355.8 million.

The acquisition of the 5.9% and 15.46% interests in MobiFon and TIW's acquisition of a 13.1% interest in ClearWave were accounted for using the purchase method whereby their aggregate consideration was allocated to the fair value of the assets acquired and liabilities assumed based on management's best estimate. The aggregate purchase price for the above transactions as well as the acquisition of 1.2% of ClearWave by TIW, which occurred in the fourth quarter of 2003, exceeded the carrying value of net assets of the Company by $510.3 million. Such excess has been preliminarily allocated as follows:

$
Decrement of property plant and equipment	(24,500)
Increment of subscriber relationships	43,100
Increment of long term debt	(5,822)
Related deferred tax	(4,408)
Goodwill	501,952
TOTAL	510,322

The subscriber relationships are being amortized using the straight-line method over a period of 4 years.

The increment of long-term debt is being amortized over the term of the debt and, as at December 31, 2004 was approximately $5.1 million.

5. PROPERTY, PLANT AND EQUIPMENT, LICENSE AND SUBSCRIBERS

		Accumulated
		Depreciation and
	Cost	Amortization	Net Book Value
	$	$	$
As at December 31, 2004
Property, plant and equipment
Network equipment and infrastructure	703,478	339,959	363,519
Buildings and leasehold improvements	12,633	5,760	6,873
Computer equipment and software	142,649	88,604	54,045
Other equipment	27,391	17,696	9,695
Construction in progress	12,189	—	12,189
	898,340	452,023	446,321

Licenses	100,478	53,891	46,586
Subscriber relationships	43,100	4,979	38,121

MOBIFON HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

5. PROPERTY, PLANT AND EQUIPMENT, LICENSE AND SUBSCRIBERS (CONT'D)

		Accumulated
		Depreciation and
	Cost	Amortization	Net Book Value
	$	$	$
As at December 31, 2003
Property, plant and equipment
Network equipment and infrastructure	644,632	270,240	374,392
Buildings and leasehold improvements	22,376	7,776	14,600
Computer equipment and software	116,198	71,969	44,229
Other equipment	24,555	15,669	8,886
Construction in progress	8,522	—	8,522
	816,283	365,654	450,629

Licenses	100,478	47,167	53,311

Depreciation and amortization includes write-offs of network and IT equipment in the amount of $3.7 million [2003 - $6.0 million].

6. OPERATING CREDIT FACILITY

At December 31, 2004, the Company has available uncommitted operating credit facilities totaling $20 million [$20 million at December 31, 2003]. The first $10 million overdraft facility which also permits the issuance of letter of guarantee to third parties can be drawn in U.S. dollars bearing interest of LIBOR plus 1.5% per annum or in Romanian Lei bearing interest at the rate of the bank's cost of funds plus 5% per annum. The second $10 million facility is repayable on demand and bears interest at the rate of the lender's U.S. dollar prime rate plus 3.5% per annum.

As of December 31, 2004 the Company has issued bank guarantees in the aggregate value of $3.1 million under these credit facilities (refer to note 14).

There were no borrowings outstanding under these facilities as of December 31, 2004 and December 31, 2003.

7. LONG-TERM DEBT

	2004	2003
	$	$
MobiFon Holdings [Note 17]
12.5% Senior Notes, including fair value adjustments of $5.1 million [nil in
2003] and net of unamortized discount of $4.5 million as at December 31,
2004 [$4.9 million as at December 31, 2003]	223,389	220,057

MobiFon
Syndicated senior credit facilities	270,000	300,000
Sale and lease back financing, 32%	—	12,700
	270,000	312,700

	493,389	532,757
Less: current portion	(45,000)	(42,700)
	448,389	490,057

MOBIFON HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

7. LONG-TERM DEBT (CONT'D)

MobiFon Holdings - 12.5% Senior Notes

On June 27, 2003, MobiFon Holdings issued a $225 million of 12.5% Senior Notes [''Notes''] by way of private placement. The Notes were sold at 97.686% of par for gross proceeds of $219.8 million and for a yield to maturity of 13%. Net proceeds to MobiFon Holdings from the offering, after deducting issuance expenses of $9.8 million, were $210.0 million of which $28.1 million, representing approximately two interest payments, was used to establish a debt service reserve account for the benefit of the noteholders, which has been reflected as short-term restricted investments on the balance sheet, and $182.5 million was distributed to ClearWave. The short-term investment consists of term deposits and highly liquid debt instruments purchased with a maturity of less than six months. As at December 31, 2004, the debt service reserve was $27.8 million representing approximately two interest payments and the interest rates on the short-term investments held in the reserve account is 1.43%.

The Notes mature on July 31, 2010. Interest on the Notes accrues at the rate of 12.5% per annum commencing on June 27, 2003 and is payable in cash semi-annually in arrears on each January 31 and July 31. The Notes are unsecured, except to the extent of a security interest in the debt service reserve account and will rank senior in right of payment to the MobiFon Holdings' future subordinated indebtedness and pari passu in right of payment with all of MobiFon Holding's existing and future unsecured senior indebtedness. Within 30 days after July 31, 2004 and for each 12-month period thereafter, MobiFon Holdings has an obligation to offer to purchase a portion of the Notes at par, plus accrued and unpaid interest, with 50% of its excess cash flow for that period. The Notes will be callable at the option of the Company after July 31, 2007, at decreasing redemption prices starting at 106.25% of the principal amount of the Notes. The indenture governing the Notes, contains customary restrictive covenants which among other things, limit the ability of MobiFon Holdings and that of its subsidiaries to incur additional debt, make investments, dispose of assets or make distributions not provided for by the indenture. In addition, MobiFon Holdings will not be permitted to engage in activities other than primarily holding its equity interests in MobiFon nor to reduce its ownership in MobiFon to below 50.1%.

On November 17, 2003, the Notes were exchanged for substantially identical Notes registered under the United States Securities Act.

Concurrent with issuance of the notes, the loan payable to the parent company was amended so that it now bears interest at 14%, which will be accreted so long as the notes are outstanding; it now matures in 2030 and is contractually subordinated to the notes. The Company is permitted to prepay the amended subordinated loan payable to parent at its option, but subject to the limitations of the indenture governing the notes. The amended subordinated loan does not contain any cross-default provision to other indebtedness of the Company and will be non-assignable other than to direct or indirect controlling shareholders. The Company will file a consolidated tax return with ClearWave and will charge ClearWave for the tax benefits that they get from the use of the Company's interest expense. The parties agree that the payment of this charge will be applied against the loan principal and interest payable to the parent company.

In August 2004, in accordance with the terms of the Notes, the Company made an offer to acquire up to $15.6 million in principal of the notes at a purchase price equal to the principal amount of the Notes plus accrued and unpaid interest. In connection with this offering, the Company repurchased $2.3 million in principal of the Notes in September 2004. As a result, the Company recognized an additional financing charge of $0.1 million representing the proportionate share of the unamortized issuance discount as well as acceleration in the amortization of related deferred financing costs. In future periods, the Company will account for the additional financial charges representing the proportionate share of the unamortized issuance discount as well as acceleration in the amortization of related deferred financing costs, based on the principal amount tenderable over the total debt outstanding, when such future tenders are likely to occur.

MOBIFON HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

7. LONG-TERM DEBT (CONT'D)

MobiFon - Syndicated Senior Credit Facility

On August 27, 2002, MobiFon closed a $300 million syndicated senior credit facility. This new facility is composed of two tranches. Tranche 1 consists of a long-term loan of $238 million, fully drawn as at December 31, 2002, for which the proceeds were used to repay the interest and principal balance of loans outstanding under previous long-term facilities. A loss on extinguishment of debt of $10.1 million was recognized in 2002 on early payment which consisted of penalties and fees totalling $5.0 million and $5.1 million of unamortized deferred financing costs. The facility was fully drawn by December 31, 2003 and the loans outstanding are repayable in quarterly instalments which commenced in January 2004 and continue through maturity in October 2008. The interest rate ranges from LIBOR plus 2.5% to LIBOR plus 4.0% depending on certain financial ratios. As of December 31, 2004, the interest rate was LIBOR plus 3.0%. As permitted by the loan agreement, the LIBOR portion of the interest rates on $89.4 million [$99.4 million in 2003] has been fixed at rates ranging from 3.20% to 3.64%.

The term of the facility allows for distributions of cash provided from operations net of capital expenditures and scheduled debt service subject to MobiFon meeting certain financial ratios and maintaining minimum cash balances. To the extent such ratios are not met, a portion or all of these cash flows may be required to be used for mandatory prepayments of the facility. Under a unanimous security agreement, the shareholders of MobiFon have encumbered their shares by way of pledge in favor of MobiFon's lenders. The facility is also secured by substantially all of the assets of MobiFon.

MobiFon entered into interest rate swap arrangements on notional principal amounts of $90 million [$100 million in 2003] and $27 million [$30 million in 2003] whereby the LIBOR portion of the interest on the related loan principal has been effectively fixed at 3.6% and 3.7%, respectively. The weighted average effective interest rate applicable to the outstanding loans as of December 31, 2004 is 6.77% [6.63% in 2003].

MobiFon Sale and Leaseback Financing

On January 30, 2004, MobiFon sold for $2.9 million its option to buy the shares of a company whose only asset consisted of a building which was the object of a sale and leaseback financing and accounted for as a capital lease with a net book value of $10.9 million included in buildings and leasehold improvements and a related obligation under capital lease of $12.7 million as at December 31, 2003. In addition, MobiFon concluded an operating lease agreement for these properties with total minimum future lease payments amounting to $14.4 million over a six-year period. The agreement became effective on July 4, 2004 and MobiFon has the option to renew the lease for an additional 6 years.

The gain from the sale of the option and the gain originating from the difference in the carrying value of the assets and obligations under the capital lease, which aggregate to $4.7 million, have been deferred and are being amortized as a reduction of rental expenses over the terms of the new lease.

The risk of non-performance by counter-parties to the swap agreements in MobiFon are low, as the agreements have been concluded with large, credit worthy financial institutions.

Minimum annual principal repayments of long-term debt outstanding at December 31, 2004 during the next five years are as follows:

$
2005	45,000
2006	60,000
2007	75,000
2008	90,000

MOBIFON HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

7. LONG-TERM DEBT (CONT'D)

Covenants

Under the debt agreements and credit facilities described above, the Company is committed to respect certain financial covenants including debt to operating cash flows and certain restrictive covenants including limitations on the ability to incur indebtedness, pay dividends, use proceeds from sale of assets, make certain other payments, create liens, sell assets and engage in mergers. As at December 31, 2004 the Company was in compliance with all such financial covenants.

8. SHARE CAPITAL

Authorized

The Company's authorized capital consists of 90,000, one Euro par value common shares. Each share carries the right to cast one vote. As of December 31, 2004 and December 31, 2003, 18,000 shares were issued and outstanding.

9. SUPPLEMENTARY INFORMATION ON CONSOLIDATED STATEMENTS OF INCOME

	2004	2003	2002
	$	$	$
Depreciation and amortization
Property, plant and equipment	107,202	103,715	80,565
Licenses	6,723	6,743	6,355
Subscriber relationships	4,979
	118,904	110,458	86,920

Interest expenses - Third party
Interest on long-term financing	45,933	37,637	23,597
Interest on short-term financing			8
Amortization of deferred financing costs	3,031	1,135	2,307
	48,964	38,772	25,912

License amortization for the next five years is expected to be approximately $6.7 million per year. Subscriber relationships are being amortized over a period of 4 years and amortization is expected to be $10.8 million per year. Advertising costs were $15.0 million, $11.5 million and $9.5 million for 2004, 2003 and 2002, respectively.

As further described in Note 2, the Company implemented a loyalty points program during the first quarter of 2004; accordingly, operating income for 2004 also includes an expense of $6.3 million related to this program. Other current assets and other current liabilities as at December 31, 2004 include amounts of $2.5 million and $5.0 million, respectively, in connection with this loyalty program.

Other Information

	2004	2003	2002
	$	$	$
Allowance for doubtful accounts
Balance, beginning of year	5,829	5,674	7,301
Bad debt expense	5,543	7,709	5,478
Uncollectible accounts written off, net of recoveries	(418)	(7,643)	(7,105)
Foreign exchange differences related to revaluation
of ROL receivables	1,575	89
Balance, end of year	12,529	5,829	5,674

MOBIFON HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

9. SUPPLEMENTARY INFORMATION ON CONSOLIDATED STATEMENTS OF INCOME (CONT'D)

During 2004 the Company revised its policy for removing customer accounts deemed uncollectible from its Accounts Receivable account and the related Reserve for Accounts Receivable. The effect of the change was to "gross up" both the Accounts Receivable and the related Reserve for Accounts Receivable with no effect on the net accounts receivable position. The balances for uncollectible accounts and the reserved portion of the accounts were $6.4 million at December 31, 2004 and $0.1 million at December 31, 2003.

10. INCOME TAXES

The income tax expense of $63.1 million, $49.9 million and $32.3 million in 2004, 2003 and 2002, respectively relates primarily to Romanian taxes and is comprised of $65.7 million, $49.8 million and $30.2 million of current income tax, respectively. Income tax expense also includes a deferred income tax recovery of $2.6 million in 2004 and deferred income tax expense of $0.1 million and $2.1 million in 2003 and 2002, respectively. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes except as to those which originate from differences in functional currency remeasurement. Significant components of the Company's deferred tax assets and liabilities, which arose principally from MobiFon, are as follows:

	2004	2003
	$	$
Deferred tax assets
Carrying value of liabilities in excess of their tax value	2,416	1,060
Tax value of assets in excess of their carrying value	7,672
Deferred tax liabilities
Carrying value of assets in excess of their tax value	(14,151)	(8,748)
Net deferred tax liabilities	(4,063)	(7,688)

The reconciliation of income tax computed at the statutory tax rates in The Netherlands with income tax expense is as follows:

	2004	2003	2002
	$	$	$
Tax at statutory rate of 35%	43,835	41,687	25,507
Differences in effective rate attributable to income taxes of
other countries	(21,118)	(15,208)	(10,943)
Difference related to the non-consolidated loss at
corporate level eliminated through tax consolidation	29,931	11,542	12,317
Differences related to assets and liabilities re-measured
from local currency into the functional currency and
other permanent differences	11,039	11,889	6,115
Valuation allowance			(724)
Income tax expense	63,147	49,910	32,272

Romania currently has a number of laws related to various taxes imposed by governmental authorities. Applicable taxes include value added tax, corporate tax, and payroll (social) taxes. In addition, laws related to these taxes have not been in force for significant periods, in contrast with more developed market economies; therefore, implemented regulations are often unclear or nonexistent. Accordingly, few precedents with regard to tax issues have been established. Often, differing opinions regarding legal interpretations exist both among and within government ministries and organizations; thus, creating uncertainties and areas of conflict. Management believes that it has adequately provided for tax liabilities in the accompanying financial statements.

As permitted by Dutch law, the Company will file a consolidated tax return with ClearWave N.V., and as a result, no income tax deduction will be allowed for the interest charged on the loan from ClearWave N.V., since it will be offset by corresponding interest income in ClearWave N.V. At corporate level, the Company accounts for its income tax as if prepared on a separate return basis and as a result would provide for any tax assets that would result from its corporate tax losses.

MOBIFON HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

11. SUPPLEMENTARY INFORMATION ON CONSOLIDATED STATEMENTS OF CASH FLOWS

	2004	2003	2002
	$	$	$
Changes in operating assets and liabilities
Trade debtors	(14,378)	(14,785)	(3,725)
Inventories	(646)	(2,049)	(695)
Advance to parent company	(5.500)	(5,196)
Prepaid expenses and other current assets	(1,884)	3,989	(6,575)
Accounts payable - trade (including taxes)	17,894	11,068	8,922
Accounts payable - TIW Group	847	81	(358)
Accrued liabilities (including interest payable and dealers'
commissions)	14,404	24,367	(654)
Deferred revenues	6,164	3,558	1,423
	16,901	21,033	(19,506)
Other cash flow information
Interest paid	48,794	19,891	23,855
Income tax paid	50,543	39,380	24,431

12. SEGMENTED INFORMATION

As at December 31, 2004, the Company has one reportable segment: wireless operations in Romania.

13. RELATED PARTY TRANSACTIONS

The consolidated financial statements include fees and costs charged to the Company for technical service provided by companies within the TIW group of related companies [the "TIW Group"]. These fees and costs represented principally compensation of the TIW Group's employees involved directly in the Company's operations and other costs incurred by the TIW Group on behalf of the operational subsidiaries. These fees and costs included with selling, general and administrative expenses amount to $7.6 million in 2004 and $3.1 million in 2003 and $2.3 million in 2002.

In 2004, the Company also advanced $5.5 million to ClearWave [2003 - $5.2 million] to cover expenses incurred at the corporate level, in accordance with the terms of the indenture governing the Company's Senior Notes; this advance is non-interest bearing and has no fixed repayment terms.

Prior to the issuance of the Notes [see Note 7] the subordinated loan from the parent company bore interest at 7% annually and was repayable on demand but no later than March 27, 2007. In 2004, interest expense of $61.8 million [2003 - $53.8 million; $35.2 million in 2002 commencing on the loan creation date of March 28, 2002] was expensed and accreted on this loan. The Company charged its parent company $27.8 million [2003 - $17.0 million] for the tax benefits obtained through filing a consolidated tax return as described further in Note 7. In 2004, the Company repaid $30.6 million of this loan. In 2004, interest expense of $19.5 million was also accreted on the 10% interest bearing advances from the parent Company described in Note 4 and $2.1 million of these advances were repaid.

14. OTHER COMMITMENTS AND CONTINGENCIES

Commitments under Long-term Operating Leases and Supply Contracts

The future minimum lease payments under operating leases, relating primarily to properties and sites, over the next five years, are as follows:

$
2005	20,094
2006	21,289
2007	19,821
2008	15,997
2009	15,786
Total	92,987

MOBIFON HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

14. OTHER COMMITMENTS AND CONTINGENCIES (CONT'D)

Rental expenses amounted to $11.0 million, $6.8 and $6.1 million for the years ended December 31, 2004, 2003 and 2002, respectively. In addition, according to the lease agreements with certain lessors, MobiFon has issued bank guarantees in the aggregate value of $3.1 million in 2004 [$3.0 million in 2003], to cover the lessors against any proven claims for the Company's non-performance of its contractual obligations during the building construction period and lease term.

As at December 31, 2004, MobiFon had purchase commitments of approximately $23.5 million [2003 - $15.2] million with network equipment. MobiFon is also committed to two long term service agreements for the right to use "dark" fiber optic capacity and technical space, the earliest of which commenced in 2002 for 17 years and the second which commenced in 2004 for a period of 7 years. The service agreement charges are offset by a reciprocal agreement whereby MobiFon provides capacity on the "lit" fiber back to the primary service provider. The annual value of the combined transactions is approximately $7 million and the payments and receipts are expected to largely offset one another. The estimated cost to the Company to enable the "dark" fiber to be utilized is $8.5 million of which $1.2 million remains to be incurred.

License Agreement

MobiFon is committed to pay minimum annual spectrum fees and other regulatory fees totaling approximately €14.5 million ($19.8 million).

In November 2004, the Romanian government advised MobiFon that it was successful in its application for a UMTS license in Romania. As a result, MobiFon will be required to pay a total of $35.0 million to the Romanian Government, of which $10.5 million will be payable within 120 days from the date the Company was notified of the license grant, being November 23, 2004 and the remainder in five annual instalments of $4.9 million, commencing in 2006. MobiFon will also be required to honour certain license conditions, including coverage requirements. The license has an initial term of 15 years with the option to renew for an additional 10 years. As of December 31, 2004, MobiFon had not yet received license documentation. Upon receipt of such documentation, a liability and corresponding asset will be recorded.

Regulatory Environment

In the normal course of business, MobiFon's actions are subjected to scrutiny by various regulatory agencies, which, from time to time, may initiate administrative proceedings or investigations against MobiFon for alleged breaches to different regulations including arrangements for interconnection fees. The Company believes that the ultimate outcome of any such proceedings or investigations currently in progress will not be materially adverse to the Company.

15. FINANCIAL INSTRUMENTS

Fair Value

The carrying amounts of cash and cash equivalents, short-term investments, trade debtors, advances to parent company, amounts payable to minority interests, accounts payable, accrued liabilities, including accrued interest payable and accrued dealers' commissions, and income and value added taxes payable approximate their fair values due to the short-term maturities of these instruments. The fair values of the loans from the parent company are not determinable because it cannot be determined when they will be reimbursed.

The fair value of the portion of MobiFon's senior credit facility, representing $89.4 million of principal at December 31, 2004, for which the interest rate has been fixed approximates $90.4 million [$100.9 million fair value for $99.4 million of principal in 2003]. The fair value and effective interest rate of the MobiFon Holdings 12.5% Senior Notes, based on their trading on the over-the-counter market, were approximately $262.8 million and 6.8% respectively.

The carrying amounts of other long-term debt approximate their fair values because their interest rates fluctuate with market interest rates or are similar to interest rates currently available to the Company.

MOBIFON HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

15. FINANCIAL INSTRUMENTS (CONT'D)

Derivative Financial Instruments

MobiFon has entered into swap agreements to fix the LIBOR portion of the interest on $117 million of variable interest rate debt through October 14, 2008. As at December 31, 2004, total unrealized gains, net of tax and minority interests, of $0.02 million [2003 - $1.1 million loss; 2002 - $1.7 million loss] related to these swap agreements were recorded in Accumulated Other Comprehensive Income ("AOCI") since the Company's assessment of the hedging relationship revealed no ineffectiveness.

For the years ended December 31, 2004, 2003 and 2002, respectively, the change in the fair value of the Company's interest rate swaps totaled $2.5 million, $1.1 million and $0.9 million; the effect on Other Comprehensive Income, after accounting for taxes and for minority interests' share of these changes, in 2004 was a gain of $1.1 million [$0.6 million loss and $0.1 million loss in 2003 and 2002, respectively]. The unrealized losses are included in long term liabilities.

A rollforward of Accumulated Other Comprehensive Income (Loss) related to these hedges is provided below:

Balance as at December 31, 2001	(1,771)
Expiration at hedge in April 2002	1,771
Net change in derivative fair value during the year	(1,726)
Balance as at December 31, 2002	(1,726)
Net change in derivative fair value during the year	644
Balance as at December 31, 2003	(1,082)
Net change in derivative fair value during the year	1,105
Balance as at December 31, 2004	23

Interest Rate Risk

The Company has exposure to interest rate risk for floating interest rate instruments. Fluctuations in interest rates will have an effect on the valuation and the collection or repayment of these instruments.

Credit Risk

The Company has a limited concentration of credit risk due to the composition of its customer base, which includes a large number of individuals and businesses. The Company evaluates the credit-worthiness of customers in order to limit the amount of credit extended where appropriate and establishes an allowance for doubtful accounts receivable sufficient to cover probable and reasonably estimated losses. Cash and cash equivalents and short-term investments are contracted with a limited number of financial institutions. However, risk of losses is managed by the Company through a policy of dealing only with large, creditworthy financial institutions.

Currency Risk

MobiFon operates in a developing economy with high rates of inflation and significant currency devaluation. There is a consequent risk of loss in value in respect to net monetary assets held in Romanian lei. As at December 31, 2004, the net monetary position held in Romanian Lei and expressed in U.S. dollars was $3.0 million [$10.6 million as at December 31, 2003].

MOBIFON HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

16. SUBSEQUENT EVENTS

Sale of ClearWave to Vodafone

On March 15, 2005, TIW entered into definitive agreements with Vodafone International Holdings B.V., a wholly-owned subsidiary of Vodafone Group Plc, ("Vodafone") for the sale of all of its interests in ClearWave.

Closing of the sale is subject to (i) court approval pursuant to the plan of arrangement, (ii) TIW shareholders' approval, and (iii) customary conditions, including the receipt of all necessary regulatory approvals under relevant competition legislations.

Upon closing of this sale, the terms of the 12.5% Senior Notes and the Syndicated Senior Credit Facility may require the Company to repay its Senior Credit Facility and to purchase all or part of the Notes then outstanding at 101% of their principal amount plus accrued and unpaid interest and additional amounts, if any, to the date of repurchase.

17. COMPARATIVE FIGURES

Certain comparative figures were reclassified to conform to the presentation adopted in 2004.